BB 3/6

[redacted] TES
GE COMMISSION
20549

08026854

D REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-66936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OptionsHouse, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 East Wacker Drive, Suite 700
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Pliskin 312-362-2344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

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STATEMENT OF FINANCIAL CONDITION

OptionsHouse, Inc.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Stockholder
OptionsHouse, Inc.

We have audited the accompanying statement of financial condition of OptionsHouse, Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OptionsHouse, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 27, 2008

OptionsHouse, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents ($1,000 pledged)	$ 572,086
Receivables from clearing brokers, net of allowance of $60,000	1,798,325
Hardware, software, equipment, and leasehold improvements, net of accumulated depreciation of $161,525	373,491
Other assets	611,694
Total assets	$ 3,355,596
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation	$ 1,439,959
Payable to affiliates	453,764
Accounts payable, accrued expenses, and other liabilities	757,462
Total liabilities	2,651,185
Stockholder's equity:	
Common stock (100,000 shares authorized, 11,390 shares issued and outstanding, $0.001 par value)	11
Additional paid-in capital	11,389,989
Accumulated deficit	(10,685,589)
Total stockholder's equity	704,411
Total liabilities and stockholder's equity	$ 3,355,596

See accompanying notes.

OptionsHouse, Inc.

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Nature of Business

OptionsHouse, Inc. (the Company), a wholly owned subsidiary of PEAK6 Investments, L.P. (the Parent), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company provides online retail brokerage services. The Company commenced operations as a broker-dealer on November 1, 2005.

The Company clears through two different clearing firms based on the type of customer. The Company clears retail customers' securities transactions on a fully disclosed basis through Penson Financial Services, Inc. (Penson) and institutional customers' securities transactions on a fully disclosed basis through Goldman Sachs Execution and Clearing L.P.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivable From Clearing Brokers

The receivable from clearing brokers represents amounts due to commissions earned, a portion of the margin interest, and other earnings on customer balances.

Allowance

The allowance for doubtful accounts is maintained for estimated probable losses on customer debit balances introduced to Penson.

2. Significant Accounting Policies (continued)

Securities Transactions

The Company has limited proprietary positions in exchange-traded equities and options. These securities transactions are recorded on a trade-date basis.

Hardware, Software, Equipment, and Leasehold Improvements, Net

Hardware, software, equipment, and leasehold improvements purchased are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company files a federal income tax return and certain state and local tax returns. Deferred income tax assts and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Recent Accounting Pronouncements

In September 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value.

In June 2007, the FASB issued Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for nonpublic entities for years commencing after December 15, 2007. The Company is currently evaluating the impact of FIN 48 on its financial statements. However, the Company does not expect FIN 48 to have a material effect on its financial statements.

3. Hardware, Software, Equipment, and Leasehold Improvements, Net

Hardware, software, equipment, and leasehold improvements at December 31, 2007, consisted of the following:

Computer equipment and hardware	$ 230,169
Software	86,945
Equipment	18,199
Leasehold improvements	199,703
	535,016
Less accumulated depreciation and amortization	(161,525)
	$ 373,491

4. Income Taxes

The Company files a federal income tax return and certain state and local tax returns. Federal, state, and local taxes are provided on a separate return basis.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets of approximately $2,540,000 at December 31, 2007, related to net operating losses are fully reserved, offset by a valuation allowance.

5. Employee Benefit Plan

The Parent sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Company may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

6. Related-Party Transactions

The Company has a service agreement with the Parent that details how direct and indirect costs are allocated. The Company incurs all direct costs paid by the Parent on its behalf. At December 31, 2007, $51,583 remains payable to affiliate.

The Company has a service agreement with an affiliate, PEAK6 University LLC. At December 31, 2007, $3,449 remains payable to the affiliate.

6. Related-Party Transactions (continued)

The remaining payable of $398,732 due to affiliate represents direct costs paid by the Parent that are to be reimbursed by the Company.

7. Guarantees

Under the terms of the Company's clearing agreements with the clearing brokers, the Company introduces its customers' accounts who, as the clearing brokers, clear and maintain all of the Company's customer account activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. The Company has agreed to indemnify the clearing brokers for losses that they may sustain for the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary.

8. Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, and cash flows of the Company.

An accrual of $400,000 is included in accounts payable, accrued expenses, and other liabilities on the statement of financial condition related to unauthorized trading of certain customers introduced to Penson incurred in 2007.

9. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000, as these terms are defined. At December 31, 2007, the Company had net capital of $1,128,132, which was $878,132 in excess of its required net capital of $250,000. At December 31, 2007, its percentage of aggregate indebtedness to net capital was 1.07%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

10. Commitments

The Company leases office space under an operating lease that expires on March 30, 2010. The lease contains escalation clauses providing for increased rentals based upon the terms outlined in the lease agreement. At December 31, 2007, the minimum annual rental commitments under the lease are as follows:

Year ending December 31:	
2008	$ 236,746
2009	252,980
2010	20,232
	$ 509,958

END